51JOB, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of 51job, Inc., a Cayman Islands company (the “Company”), will be held at 9:00 a.m., local time, on August 30th, 2007, at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China, for the following purposes:

1.	To re-elect Mr. David K. Chao as a director of the Company.

2.	To re-elect Mr. Hiroyuki Honda as a director of the Company.

3.	To re-elect Mr. Donald L. Lucas as a director of the Company.

4.	To re-elect Mr. Rick Yan as a director of the Company.

5.	To transact any other business properly brought before the Meeting.

Mr. Shan Li, a director appointed in 2004, is not seeking re-election to the Company’s board of directors. The Company has commenced a search to find a suitable candidate to replace Mr. Li on the board of directors and a nominee may be presented for election at the Meeting.

Members of record at the close of business on July 18, 2007 (the “Record Date”) of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Fifth Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

By Order of the Board of Directors

/s/ Rick Yan
Rick Yan
Director, CEO, President and Secretary

July 18, 2007

Proposals 1 Through 4

Election of Directors

The board of directors currently consists of five members. Four of them are non-executive directors and one is a member of management. In accordance with the Company’s Amended and Restated Memorandum and Articles of Association, at each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s articles presently authorize five board positions.

Mr. Shan Li, a director appointed in 2004, is not seeking re-election to the Company’s board of directors. The Company has commenced a search to find a suitable candidate to replace Mr. Li on the board of directors and a nominee may be presented for election at the Meeting.

Directors Nominated for Re-Election at the Meeting

David K. Chao has been a director of the Company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, a venture capital firm based in the Silicon Valley. Prior to joining DCM, Mr. Chao was a founding executive of one of the largest mobile virtual network operators in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was one of the account executives for Recruit. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees and a member of The Thacher School Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.

Hiroyuki Honda has been a director of the Company since July 2006. Mr. Honda is a senior vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo Japan Corporation. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984.

Donald L. Lucas has been a director of the Company since February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

Rick Yan has been a director and chief executive officer of the Company since 2000. Mr. Yan is responsible for the Company’s overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.